Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: June 29, 2023

On June 29, 2023, Diversified Healthcare Trust issued the following press release.

FOR IMMEDIATE RELEASE

Diversified Healthcare Trust Announces Event of Default

Under $450 Million Credit Facility for Insufficient Collateral Value

Appraised Value of Collateral Properties Declined by 22%

 Working with Lenders to Obtain Waiver Through September 30th

Merger with OPI is Best Alternative Available to DHC

Newton, MA (June 28, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today announced that a non-monetary event of default has occurred under its $450 million credit facility. The facility requires DHC to maintain collateral properties with an aggregate appraised value of at least $1.09 billion. The facility allows the facility’s administrative agent to periodically reappraise the collateral properties and, on June 23, 2023, the administrative agent notified DHC that the reappraised value of the 61 medical office and life science properties securing the facility had declined from $1.34 billion to $1.05 billion, below the $1.09 billion threshold required under the facility. The appraised values of the collateral properties securing the facility declined 22% since they were last appraised in January 2021.

DHC is currently negotiating a limited waiver with the requisite lenders under the facility to waive the event of default through September 30, 2023, the outside closing date for DHC’s pending merger with Office Properties Income Trust (Nasdaq: OPI), at which time DHC’s $450 million credit facility will be fully refinanced.

Because DHC is not currently in compliance, and it has not been in compliance for over two years, with its debt incurrence covenants, DHC cannot issue any new debt or refinance expiring debt. DHC has previously advised that it believes that the earliest it may be in compliance with its debt incurrence covenants is mid-year 2024, which is after $700 million of indebtedness comes due in the first half of 2024. For this reason, management has previously concluded that there is substantial doubt regarding DHC’s ability to continue as a going concern. DHC’s financial constraints are among the primary reasons that DHC’s Board of Trustees has unanimously recommended that DHC shareholders vote in favor of the pending merger with OPI.

About Diversified Healthcare Trust

DHC is a real estate investment trust, or REIT, focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. DHC is headquartered in Newton, MA. For more information, visit www.dhcreit.com.

Warning Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever DHC uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) DHC is currently negotiating a limited waiver with the requisite lenders under its credit facility to waive the event of default through September 30, 2023; however, DHC may be unable to reach agreement with the lenders on such waiver on acceptable terms or at all. Further, DHC may fail to comply with the terms of such waiver or other requirements under its credit facility in the future; (b) this press release states that DHC believes the earliest it may be in compliance with its debt incurrence covenants is mid-year 2024; however, DHC’s ability to comply with its debt incurrence covenants is subject to various factors, some of which are beyond DHC’s control, such as market conditions; and (c) this press release states that the merger with OPI is the best alternative available to DHC; however, the closing of DHC’s merger with OPI is subject to the satisfaction or waiver of closing conditions, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived; accordingly, the merger may not close on the contemplated terms or at all or it may be delayed, and if the merger does close, DHC may not realize the benefits from the merger that it currently expects, and DHC’s credit facility may not be fully refinanced when expected or at all.

The information contained in DHC's periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

This press release may be deemed to be solicitation material in respect of the proposed merger between DHC and OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC, containing a joint preliminary proxy statement/prospectus of DHC and OPI. DHC and OPI intend to file a definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 9, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to DHC’s and OPI’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and joint proxy statement/prospectus filed or expected to be filed, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are and will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.

Contact:
Melissa McCarthy, Manager, Investor Relations
(617) 796-8234
www.dhcreit.com

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